Emerald Health Therapeutics Settles Outstanding Amounts

VANCOUVER, January 13, 2021- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) today announced that it has settled all outstanding amounts owing to the original vendors (the "Vendors") in connection with Emerald's 2018 acquisition of Verdélite Sciences, Inc. ("Verdélite Sciences") and Verdélite Property Holdings, Inc. ("Verdélite Property" and, together with Verdélite Sciences, the "Subsidiaries").

The Subsidiaries were purchased by Emerald from the Vendors in 2018 and a portion of the purchase price payable to the Vendors was due to be paid on the first anniversary of closing of the transaction. Emerald renegotiated the terms of the payment of the outstanding amounts owing to the Vendors in 2019. Emerald is pleased to announce that it has paid to the Vendors an aggregate amount of $9,000,000, fully settling all remaining amounts owing to the Vendors (including accrued interest). Emerald no longer has any liability to the Vendors with respect to the purchase of the Subsidiaries.

The Subsidiaries together own and operate a premium 88,000 square foot craft cannabis production indoor facility in St. Eustache, Québec. Further to Emerald's news release dated December 4, 2020, Emerald intends to continue to operate this facility and produce quality product for sale under its Souvenir brand in Québec.

"We are pleased to have eliminated our obligation related to this deferred payment amount on favourable terms. The completion of this payment renders Emerald free of all significant third-party debt on its balance sheet. It also eliminates $1.5M in annual interest charges, therefore preserving cash and minimizing the expense impact on our bottom line," said Riaz Bandali, President and CEO of Emerald.

"The transaction also marks a renewed strategic and operational commitment for Emerald in Québec. The sale of our position in Pure Sunfarms allowed us to revisit our strategy in this unique cannabis market. Québec is the second largest province in Canada. It has a consumer base that is supportive of and favourable to Québec-based, legally-licensed, high-quality cannabis producers. Our indoor, controlled-grow facility in St. Eustache, Québec, and our Souvenir brand, launched last June, are well established in the province. We like the Québec market and have established a goal to increase our efforts and results under the Souvenir brand. We also have the ability to leverage our Québec production and location to amplify our presence and efforts in Ontario, Canada's largest cannabis market, as well as other important markets."

About Emerald Health Therapeutics

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis products with an emphasis on innovation, science and product excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include operations of the Subsidiaries and production of cannabis products.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; regulatory changes; changes in prices and costs of inputs; demand for products; changes in business strategy; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.